Exhibit 99.1

DoubleDown Interactive to Donate $10,000 to Meals on Wheels America®

SEOUL, KOREA – November 17, 2025 — DoubleDown Interactive Co., Ltd. (NASDAQ: DDI) (“DoubleDown” or the “Company”), a leading developer and publisher of digital games on mobile and web-based platforms, announced today a $10,000 donation to Meals on Wheels America in support of its work in addressing senior hunger and isolation in communities across the United States.

DoubleDown Casino, which is played daily by millions of fans worldwide on both desktop and mobile devices, will invite players to engage with and show support for the charitable donation by taking part in a play-to-enter giveaway on November 20, 2025. This event, Reels & Wheels, offers players the chance to express their enthusiasm for supporting Meals on Wheels America and to learn more about the organization’s work, supporting a network that delivers more than 251 million meals to more than 2 million seniors each year.

“We are proud to support Meals on Wheels America once again in their important work and ensure older adults struggling with hunger and isolation receive not just nourishment, but also companionship and other vital services. This partnership reflects our commitment to supporting community needs and resonates with our employees as much as it does with our fans,” said In Keuk Kim, CEO of DoubleDown.

“We are incredibly grateful for this collaboration with DoubleDown to increase awareness of senior hunger and isolation,” said Kristine Templin, Chief Development and Marketing Officer at Meals on Wheels America. “Thanks to DoubleDown’s support, we continue to work towards an America where no senior is left waiting. Today, 1 in 3 Meals on Wheels programs have a waitlist for critical services, and the average wait time is 4 months. Our seniors can’t wait any longer.”

Visit the Meals on Wheels website: https://www.mealsonwheelsamerica.org/

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About DoubleDown

DoubleDown Interactive Co., Ltd. is a leading developer and publisher of digital games on mobile and web-based platforms. We are the creators of multi-format interactive entertainment experiences for casual players, bringing authentic Vegas entertainment to players around the world through an online social casino experience. The Company’s flagship social casino title, DoubleDown Casino, has been a fan-favorite game on leading social and mobile platforms for years, entertaining millions of players worldwide with a lineup of classic and modern games. DoubleDown recently expanded its social casino platform with the acquisition of WHOW Games GmbH, a developer headquartered in Hamburg, Germany. The Company’s subsidiary, SuprNation, also operates three real-money iGaming sites in Western Europe.

About Meals on Wheels America

Meals on Wheels America is the leadership organization supporting the more than 5,000 community-based programs across the country that are dedicated to addressing senior hunger and isolation. Powered by a trusted volunteer workforce, this network delivers a comprehensive solution that begins with a meal and is proven to enable independence and well-being through the additional benefits of tailored nutrition, social connection, safety and much more. By providing funding, programming, education, research and advocacy, Meals on Wheels America empowers its local member programs to strengthen their communities, one senior at a time. For more information or to get involved in advocacy efforts, visit www.mealsonwheelsamerica.org.

Safe Harbor Statement

Certain statements contained in this press release are “forward-looking statements” about future events and expectations. Forward-looking statements are based on our beliefs, assumptions, and expectations of industry trends, our future financial and operating performance, and our growth plans, taking into account the information currently available to us. These statements are not statements of historic fact. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Therefore, you should not place undue reliance on such statements. Words such as “anticipates,” believes,” “continues,” “estimates,” “expects,” “goal,” “objectives,” “intends,” “may,” “opportunity,” “plans,” potential,” “near-term,” long-term,” “projections,” “assumptions,” “projects,” “guidance,” “forecasts,” “outlook,” “target,” “trends,” “should,” “could,” “would,” “will,” and similar expressions are intended to identify such forward-looking statements. We qualify any forward-looking statements entirely by these cautionary factors. We assume no obligation to update or revise any forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. The information contained in, or that can be accessed through, our social media pages is not incorporated by reference into, and is not a part of, this press release. We have included our social medial pages in this press release solely for informational purposes.

Company Contact:

Joe Sigrist

ir@doubledown.com

+1 (206) 408-7545

Chief Financial Officer

https://www.doubledowninteractive.com

Investor Relations Contact:

Joseph Jaffoni, Christin Armacost

JCIR

+1 (212) 835-8500

DDI@jcir.com